245 Summer Street Boston, MA 02210	Fidelity® Investments August 14, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Rutland Square Trust II (the trust):

Strategic Advisers® Core Fund

Strategic Advisers® Core Income Fund

Strategic Advisers® Emerging Markets Fund

Strategic Advisers® Fidelity® Core Income Fund

Strategic Advisers® Fidelity® Emerging Markets Fund

Strategic Advisers® Fidelity® International Fund

Strategic Advisers® Fidelity® U.S. Total Stock Fund

Strategic Advisers® Growth Fund

Strategic Advisers® Income Opportunities Fund

Strategic Advisers® International Fund

Strategic Advisers® Short Duration Fund

Strategic Advisers® Small-Mid Cap Fund

Strategic Advisers® Tax-Sensitive Short Duration Fund

Strategic Advisers® Value Fund

File No. 811-21991

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on November 2, 2020. Pursuant to Rule 14a-3(c), the required informational copy of each fund’s Annual Report for the fiscal period ended February 29, 2020 or May 31, 2020 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about September 8, 2020. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than August 24, 2020.

Please contact Renee Fuller at (603) 721-4221 with any questions or comments relating to this filing.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group